UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Kestrel Group Ltd
Full Name of Registrant

N/A
Former Name if Applicable

11 Bermudiana Road, Suite 1141
Address of Principal Executive Office (Street and Number)

Hamilton HM 11, Bermuda
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

Kestrel Group Ltd (the “Company”) is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 (the “Quarterly Report”) by the prescribed filing date for the reasons stated below.

On August 11, 2025, the Company's Audit Committee, after considering and concurring with the recommendation of management and Kestrel Group LLC (“Kestrel”) independent registered public accounting firm, Frazier & Deeter, LLC, that due to certain matters related to Kestrel’s revenue recognition for the three months ended March 31, 2025 and 2024 and for the years ended December 31, 2024 and 2023 (the “Relevant Periods”) which are under review by Kestrel’s independent registered public accounting firm and are expected to result in a restatement of such historical financial statements. The Company's Audit Committee has concluded that due to the requirement to restate the financial statements for the Relevant Periods, the financial statements for the Relevant Periods should no longer be relied upon. However, the Company currently believes that such errors are not material with respect to the Company’s combined consolidated financial statements reflecting the combination of the Kestrel and Maiden Holdings, Ltd. businesses. The Company anticipates filing a Form 8-K/A to file such restated historical consolidated financial statements and the pro forma combined consolidated financial statements for the year ended December 31, 2024 and the three months ended March 31, 2025. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company expects to file the Quarterly Report on or before August 18, 2025, which is the end of the five-calendar day extension period following the prescribed due date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Bradford Luke Ledbetter	(856)	359-2400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

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Kestrel Group Ltd

(Name of registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 11, 2025

By:	/s/ Bradford Luke Ledbetter
Name:	Bradford Luke Ledbetter
Title:	Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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